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File No. 054663-0010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Folake Ayoola, Senior Counsel, Office of Life Sciences
Irene Paik, Attorney Advisor

Re:	Gritstone Oncology, Inc.
Registration Statement on Form S-3
Filed on October 15, 2019
File No. 333-234211

Ladies and Gentlemen:

On behalf of Gritstone Oncology, Inc. (the “Company” or “Gritstone”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”) in response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on October 28, 2019 (the “Letter”) relating to the Registration Statement on Form S-3 that the Company filed with the Securities and Exchange Commission on October 15, 2019 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the Staff’s comments contained in the Letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Description of Capital Stock

Choice of Forum, page 10

1.

We note that the forum selection provision in your amended and restated certificate of incorporation states, and you disclose, that unless you consent in writing, the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation, including

November 5, 2019

any “derivative action.” However, your amended and restated bylaws states that if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware may serve as an alternative forum. Please revise your disclosure to discuss whether your forum selection provisions apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provisions do not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provisions in your governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provisions do not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provisions in your governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 11 of Amendment No. 1 to make clear that the Court of Chancery of the State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction by including the following statement:

“The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.”

The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

2.

You state that your amended and restated certificate of incorporation provides that the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 11 of Amendment No. 1 to include the following statement in response to the Staff’s comment:

“Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.”

November 5, 2019

In addition, the Company has also revised its disclosure on page 11 of Amendment No. 1 to indicate that the enforceability of the federal court choice of forum provision for Securities Act claims has been challenged, and it is possible that a court could find this type of provision to be inapplicable or unenforceable.

3.

Please expand your disclosure to provide material risks related to the increased costs to investors to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 11 of Amendment No. 1 to include the following statements in response to the Staff’s comment:

“The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company or its directors, officers or other employees, which may discourage such lawsuits against the company and its directors, officers and other employees and result in increased costs for investors to bring a claim.”

* * *

November 5, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo, Esq. of LATHAM & WATKINS LLP

cc:	Andrew Allen, M.D., Ph.D., Gritstone Oncology, Inc.

Jean-Marc Bellemin, Gritstone Oncology, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Alexander T. White, Esq., Latham & Watkins LLP